Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q4 2023 Earnings Presentation November 7, 2023 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the recent attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and in our Form 6-K furnished for the first quarter of fiscal 2023 filed on February 13, 2023, the second quarter of fiscal 2023 filed on May 22, 2023 and for the third quarter of fiscal 2023 on August 14, 2023. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non- GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated November 7, 2023 with respect to earnings for fiscal Q4 2023. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2024 and certain non-GAAP metrics and their reconciliations Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 2

Today’s Speakers Shuky Tamar Sheffer Rapaport-Dagim President & Chief Financial Officer & Chief Executive Officer Chief Operating Officer Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 3

Earnings call agenda 01 Strategy & Business Performance Update Shuky Sheffer, President & Chief Executive Officer Financial Review & Outlook 02 Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 03 Q&A Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 4

President & Chief Executive Officer Strategy and Business Performance Update Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 5

Sincere thanks

to our talented and diverse group of global employees for a successful 2023

STRONGER TOGETHER

Deep gratitude

to our employees in Israel, who have shown tremendous resilience, dedication and commitment following the horrific attack of October 7

United together across the globe, we continue to provide seamless 24/7 service and support, ensuring uninterrupted customer care and business operations worldwide

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FY23: record annual revenue, continued profitable growth & margin improvement

Revenue[(1)]	Non-GAAP operating margin[(2)]	Non-GAAP EPS[(2)]	12-month backlog
$4,888m	17.8%	$5.91	$4.15B
Up 7.7% YoY[(1)]	+20bps YoY	Up 11.5% YoY [(2)]	Up 4.5% YoY
Record total revenue **Cloud** exceeded **20%** of revenue, growing **double-digits**	**Improved** profitability as operational efficiencies benefits realized	**Well above** the 10% midpoint of original FY23 outlook	**Record** backlog

Robust free cash flow with ~100% earning-to-cash conversion

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Fiscal Q4 & 2023 Operational Highlights

Strong market recognition in FY2023

North America:
Continued progress
FY23 revenue up 6.7% YoY

T · AT&T · Bell Canada · Disney

Europe:
Record year of strong double-digit growth

vodafone · 3 UK · PPF · WINDTRE Italy

Rest of world:
Slight annual decline, Strongest quarter in four years

Globe Philippines · PLDT Philippines · AT&T Mexico · m1 Singapore

Managed services:
Another record year

3 UK · vodafone Ziggo Netherlands · AT&T · dish · Globe

Best-in-class execution and operations

High rate of **successful project deployment**

AT&T · T Mobile · Charter Communications · 3 UK · vodafone

Launched a-CMP

Next-gen Amdocs Cloud Management Platform

Integrates generative AI capabilities from our amAIz framework to enhance operating efficiency and agility

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Progress in strategic domains (1/5) Simplify and accelerate adoption of generative AI across the telecom industry Infusing Products Creating a GenAI Leveraging with GenAI Foundation Strategic Partners Horizon 1 Enhancing industry Deep telecom industry Building on Microsoft Disruptor flagship CES products expertise supporting the strategic partnership with generative AI creation of proprietary announced previously capabilities via our telco taxonomy we are partnering with amAIz framework enabling context-aware NVIDIA in order to “CSPs benefit from Amdocs’ telecom use cases leverage the GenAI amAIz framework by receiving native ecosystem increased time to value…we expect other telecoms- specific players to launch their generative AI strategies Data Readiness …these vendors should learn from Amdocs’ strategy…” Data infrastructure readiness, normalization and ingestion preparedness for GenAI Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 9

Progress in strategic domains (2/5) Accelerate the multi-year journey to the cloud Selected projects Business value Operation support services for Amdocs Flexible and cost-efficient infrastructure; Mexico applications to the public cloud unlock new business models Real-time rating and metering program expansion Facilitating seamless processes such as CI/CD pipeline, network integration and quality engineering testing Multi-year deal to modernize and consolidate Flexible and cost-efficient infrastructure monetization platforms on AWS Australia Amdocs to leverage the recently announced Microsoft-Oracle partnership, enabling the smooth transition of classic Amdocs applications to Azure Acquired Astadia, which specializes in highly sophisticated, mainframe-to-cloud migration and modernization, end-to-end projects from consulting to managed services Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 10

Progress in strategic domains (3/5) Creating seamless digital experiences by transforming IT operations for consumer and B2B customers Selected projects Business value Simplified & accelerated sales journey for Optus agents; Cloud-native B2B portfolio reduced order cancellation/fallout Monetization platform and billing automation Enhanced billing accuracy & customer satisfaction Personalized, next-generation, in-store retail experience with One of world’s first AI-enabled autonomous frictionless payment stores eSIM application Fully digital customer activation & management of their services Frictionless OTT and digital consumer services experience and MarketONE platform across six markets monetization Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 11

Progress in strategic domains (4/5) Next-generation solutions to unlock future market potential from true 5G standalone networks Amdocs currently has more than 20 cloud-based charging projects in production across a range of public, private, and hybrid environments, including at leading CSPs in North America Selected projects Business value Leading telco Monetize 5G and data products while improving Managed services extension and BSS operator in customer satisfaction Sub-Saharan modernization Africa Transform monetization operations Pivotal step towards strategic goal of becoming a customer-centric organization Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 12

Progress in strategic domains (5/5)

Network automation

Delivering **dynamic connected** experiences with **real-time, automated** networks

	FY23 selected projects	Business value
dish	Support for DISH's 5G Open RAN network	Exceeded FCC commitments, reaching 70% of US population
colt UK	Delivery of digital infrastructure services as part of Colt's continuous modernization journey	Empower Colt customers and employees around the world
Bell Canada	Automated 5G network slice solution	First use case successfully demonstrated
verizon	Drone-Aided Site and Inventory Audits solution	Enable seamless, advanced, safe and sustainable inventory access to gather inventory information by using drones
summit broadband	Multi-year deal to uplift BSS and OSS ecosystem	Drive fiber business and operational transformation

Acquired TEOCO's service assurance business, strengthening unique end-to-end service orchestration offering

ProCom Consulting — **Closed acquisition of ProCom Consulting**, a US-based digital transformation services and business consulting company serving emerging fiber operators focus on rollout of fiber networks amdocs aws — Joined **AWS Integrated Private Wireless enabling service providers to unlock new innovations in Mobile Private Networks for enterprise customers**

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Summarizing a successful fiscal 2023 across multiple dimensions Maintained market-high win rate Accelerated customer and revenue momentum in cloud Established technology and industry leadership in Generative-AI Superb execution and seamless mission-critical operations support Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 14

Current environment entering FY 2024 Large service addressable market, the size of which has significantly expanded Strategy to deliver innovation to our customers, so they can advance with cloud-based 5G and fiber networks, Generative AI, and improved consumer and B2B experiences Relatively resilient business model, with highly recurring revenue streams resulting from our support of mission-critical systems under long-term engagements including managed services Increased level of macro uncertainty and industry pressure as some operators have begun to prioritize strategic modernization programs, while reducing discretionary spending Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 15

FY24 Outlook A B 1.0%-5.0% earning-to-cash flow YoY growth Free cash (1) conversion Revenue Reflects ~3% YoY revenue headwind flow attributable to reduced investment in legacy Expect to return majority of free system enhancement, among other factors cash flow to shareholders in year ahead Double-digit cloud revenue growth in FY24 C D 18.1% - 18.7% 8%-12% YoY growth % margin Non-GAAP Non-GAAP Expects double-digit non-GAAP +60bps accelerated profitability (2) (2) EBIT EPS diluted EPS growth for 4th consecutive improvement, mainly driven by automation, year, assuming the mid-point of our sophisticated tools and Gen-AI potential guidance range We are positioned to deliver double-digit expected total (3) th shareholder returns for the 4 straight year in FY 2024 1. Constant currency. Assumes exchange rates in the current 3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year period were unchanged from the prior period end closing share price); FY2024E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 16 yield based on proposed new quarterly rate of $0.479 as of share price on 11/7/23 2. Non-GAAP. See reconciliation tables in appendix

Chief Financial Officer & Chief Operating Officer Financial Review & Outlook Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 17

Q4 2023 Results Q4 2023 Revenue vs. Guidance $ Millions Q4 Revenue Above guidance midpoint $1,243 million (1) +6.5% YoY, +6.3% constant currency $1,243 $1,240 Above guidance midpoint ($1,220M - $1,260M) (2) Q4 Non-GAAP Operating Margin Original Q4F23 Q4F23A Guidance (midpoint) 17.8%, +20bps YoY Unchanged QoQ and consistent revenue, as reported, (1) YoY constant currency with midpoint of annual target Q4 2023 Revenue by Region range of 17.5% - 18.1% $ Millions quarter in North America Q4 GAAP Diluted EPS quarter in Europe, Rest of World ~$233 $0.86 in 4 years in Rest of World Above guidance range (2) non-GAAP operating margin ($0.67 - $0.81) YoY, reflecting ongoing gains North America Europe ~$834 ~$176 (2) Q4 Non-GAAP Diluted EPS $1.42 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix Above guidance midpoint ($1.38 - $1.44) Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 18 18 Confidential Information of Amdocs

Cloud grew double- Revenue Growth (2) digits, exceeding 20% Y/Y% growth constant currency of total revenue for (1) (2) FY2021 & FY2022 are pro forma constant currency the first time 10.3% Initial guidance 7.0% Record year in North midpoint 7.7% America & Europe ~8% YoY Growth in Southeast Asia FY2021 FY2022 FY2023 revenue, +6.8% YoY as reported and (2) constant currency 6 of top 10 customers (3) non-GAAP operating margin: located outside North (3) Non-GAAP EPS Y/Y % Growth in FY2023 America in FY2023, as (1) FY2021 & FY2022 are pro forma (3) non-GAAP diluted EPS: compared with 2 12.1% 11.5% Initial and than initial 10% customers a decade 9.8% guidance guidance midpoint ago midpoint ~10% YoY Number of countries with over $40M annual 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. FY2021 FY2022 FY2023 revenue has almost 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period doubled in the last 3. Non-GAAP. See reconciliation tables in appendix decade Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 19 19 Confidential Information of Amdocs

12-Month Backlog Record Quarterly 12-Month Backlog in Q4F23 12-month backlog growth has accelerated $ Billions year-over-year over the past several quarters as of $4.15 $4.14 $4.11 (1) (1) September 30, 2023 $4.09 ~ +4.5% YoY (1) YoY $3.97 (1) Q4F22 Q1F23 Q2F23 Q3F23 Q4F23 Leading Indicator 12-month backlog includes: • Anticipated revenue related to contracts • Estimated revenue from managed services contracts 12-month backlog • Letters of intent roughly averages • Maintenance ~80% of forward 12- • Estimated ongoing support activities month revenue Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 20 20 Confidential Information of Amdocs

Managed Services Revenue: Fiscal Year to Date $ Millions $2,857 $2,755 Managed services arrangements support Managed Services business model resiliency with highly recurring revenue ~ +3.7% streams, multi-year YoY engagements and high renewal rates, and may also include of total revenue in large-scale digital FY2022 FY2023 Q4 F2023 transformation projects Amdocs appointed as single supplier to simplify IT operations under a 5-year deal for Three UK managed Close to services contract Multi-year engagement, taking responsibility for renewals business systems operations for fixed-line and mobile 100% customers Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 21 21 Confidential Information of Amdocs

Balance Sheet & Cash Flow

Reported free cash flow[2] of ***$698 million*** in FY2023, including $20 million of restructuring payments not assumed in full year free cash flow guidance of ***$700 million***

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

DSO's

69 days

-5 days YoY and -10 days QoQ

DSO's may fluctuate from quarter to quarter

Unbilled receivables was higher than deferred revenue by $86 million, aggregating the short-term and long-term balances.

The net difference between deferred revenue and unbilled receivables fluctuates from quarter to quarter, in line with normal business activities

FY 2023 Free cash flow[2] bridge



Includes $20M restructuring payments not assumed in $700M guidance
~$823
~$124
$698*
Guidance: $700M
Operating Cashflow
Net capex
Reported FCF

*Figures may not sum due to rounding

Liquidity: Cash + Credit Facility

$1.2 billion

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of September 30, 2023



Credit Facility
$500
Cash
~$743
$650
Liquidity
Debt (1)

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Disciplined Capital Allocation

Expected free cash flow[1] (FCF) outlook of ***$750M*** in FY2024, equating to ~100% cash conversion

~7.5% free cash flow yield[2]

Expects to return the ***majority*** of free cash flow to shareholders in FY2024

Q4 2023 Cash Returned to Shareholders

$ Millions



Dividends, $52
Share repurchases, $155

~$1.1B of aggregate share repurchase authorization remaining as of September 30

Dividend Growth

Board authorized new quarterly dividend payment:

47.9 cents, +10%

11th consecutive annual dividend increase

New payment subject to shareholder approval at Amdocs annual meeting in February 2024

Normalized FCF (1)(3)(4)(5): Four-year historical trend and FY2024E outlook



% Normalized FCF(1)(3)(5) / Non-GAAP Net Income(1)
88%
140%
102%
101%
~100%
100%
% of Normalized FCF(1)(3)(5) Returned to Shareholders
100%
99%
104%
96%
FY2024E guidance: return majority
Normalized FCF(1)(3)(5) ($M)
$527
$869
$665
$718
$750
FY2020 (1)
FY2021 (1)
FY2022 (1)
FY2023 (1)(3)(5)
FY2024E (3) (Guidance)

1. Non-GAAP. See appendix tables for reconciliation of normalized FCF
2. Yield = expected reported free cash flow of $750M in FY2024 as a percentage of Amdocs' market capitalization as of November 7, 2023
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure not applicable as of FY2023
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M non-recurring restructuring payments

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FY2024 Revenue Growth Outlook

Revenue growth of ***1.2%-5.2% YoY***[2] in FY2024E, roughly half of which is organic

Revenue growth of ***1.0%-5.0% YoY*** as reported, including an unfavorable foreign currency impact ~20 basis points

Revenue Growth
YoY% Growth Constant Currency[2]
FY21 and FY22 revenue is pro forma[1] constant currency[2]



2.4%
7.0%
10.3%
7.7%
5.2%
1.2%
Expect 3.2% midpoint of 1.2%-5.2% YoY outlook
FY2020 (2)
FY2021(1)(2)
FY2022 (1)(2)
FY2023 (2)
FY2024E (2)

- ✓ Expect **stronger fiscal second half** in FY2024E based on plan of execution for deals already in 12-month backlog, plus new opportunities anticipated to convert to signed deals and revenue this fiscal year
- ✓ **Double-digit cloud** revenue growth expected in FY2024E
- ✓ Assumes no material change in current macro-economic backdrop
- ✓ Assume revenue headwind of roughly 3% attributable to reduced customer investments in legacy system enhancements, among other factors

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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(1) (2) Quarterly Non-GAAP Operating Margin: FY2018 – FY2024E $ Millions (1) FY2024E Non-GAAP Operating margin target range: 18.1%-18.7%, +60bps vs prior range 18.7% 18.1% (1) Non-GAAP operating margins from FY2020 to 17.8% FY2023 17.8% 17.5% 17.6% Expects profitability 17.5% in FY2024E, led by 17.2% 17.3% 17.3% , and 17.2% future expected -related benefits of new target range is 16.5% (1) than actual non-GAAP operating margin of 17.8% in FY2023 FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024E 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, Guidance Range Non-GAAP Operating Margin 11/12/19, 11/10/20, 11/2/2021 and 11/8/2022 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021 and FY2022 Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 25 25 Confidential Information of Amdocs

FY2024 Non-GAAP EPS Outlook

Targeting non-GAAP EPS growth of ***8%-12%*** in FY2024E, the ***10% midpoint*** of which is expected to mark the ***fourth consecutive*** year of ***double-digit*** growth

Targeting ***double-digit*** expected total shareholder returns[3] for the ***fourth year*** running in FY2024E

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



4th consecutive year of double-digit expected total shareholder returns*
5.3%
11.7%
14.1%
13.6%
3.0%
9.8%
12.1%
11.5%
12.0%
8.0%
2.3%
1.9%
2.0%
2.1%
2.3%
Expect 10% midpoint of 8%-12% YoY outlook
FY2020
FY2021(1)
FY2022(1)
FY2023
FY2024E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

**Non-GAAP[2] EPS growth of 10.0%, plus ~2.3% dividend yield*

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2024E assumed 10% midpoint of non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.479 as of share price on 11/7/23
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021 and 11/8/2022 for non-GAAP reconciliation in FY2019, FY2020, FY2021 and FY2022

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Committed to ESG Published 2022 - 2023 Climate commitment Announced our path to carbon neutrality for Corporate Social scope 1 and 2 emissions by 2040 Responsibility & ESG report Held second annual ESG webinar for analysts and investors presenting our CSR report, focusing on employee centricity, product sustainability, social impact, climate Supporting our employees and action, governance etc. families in Israel following October 7: • Donated to mental and physical health care organizations and Digital inclusion activities: communities in Israel’s south • Launched program to support over 1,000 women • Many Amdocs employees through digital and financial inclusion in Mexico volunteered their time to support • Recognized Hispanic Heritage Month, celebrating evacuated families, local farmers, Latino communities in North America and other initiatives

Q&A

Q1 Fiscal 2024 Outlook $1,225 - $1,265 million Revenue GAAP EPS $1.18 - $1.26 (1) Non-GAAP EPS $1.53 - $1.59 Share Count 118 million Within annual target Effective Tax Rate (1) Non-GAAP range of 13.0%-17.0% Full Year Fiscal 2024 Outlook Firmly positioned to deliver Revenue growth 1.0% - 5.0% double-digit expected total As reported shareholder returns for the Revenue growth 1.2% - 5.2% (2) Constant currency fourth year running GAAP EPS growth 11.0% - 18.0% (1) Non-GAAP EPS growth 8.0% - 12.0% Operating Margin 1. Non-GAAP. See reconciliation tables in appendix 18.1% - 18.7% (1) Non-GAAP 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Effective Tax Rate 13.0% - 17.0% (1) Non-GAAP (1) Free cash flow $750 million Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 29 29 Confidential Information of Amdocs

Appendix Reconciliation Tables

(a) The amounts under Purchase of property and equipment, net” include proceeds from sale of property and equipment of $442 and $521 for the Fiscal years ended September 30, 2023 and 2022, respectively (b) Since Q12023, the Normalized Free Cash Flow is no longer applicable. Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 31 31 Confidential Information of Amdocs

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Thank you!